

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

<u>Via E-mail</u>
Mr. Thomas J. Cowee
Chief Financial Officer
Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3
Canada

     RE: **Progressive Waste Solutions Ltd.**
                Form 40-F for Year ended December 31, 2010
                Filed March 31, 2011
                File No. 1-34370

Dear Mr. Cowee:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Rufus Decker

                                     Rufus Decker
                                     Accounting Branch Chief